 **Temecula Valley** 6
Bancorp Inc.
People You Know and Trust.

November 17, 2008   Via E-mail

Mr. William C-L Friar
Senior Financial Analyst
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-4561

Dear Mr. Friar:

      This letter responds to your letter dated today. Our comments follow the numbering in your letter. We are attaching our revised Schedule 14A.

1.   We have added the requested language in our Dear Shareholder letter and to the fourth Q and A.

2.   See the added language to the first paragraph under "APPROVAL OF AMENDMENT TO ARTICLES OF INCORPORATION TO AUTHORIZE PREFERRED STOCK."

3.   Language added. See above.

4.   Language added. See above.

5.   Language added. See "Possible Adverse Effects of the Proposal."

6.   Language added. See discussion under "Amendments of Certain Executive Agreements; Waiver from Certain Senior Executive Officers."

7.   Language added. See discussion under "Effect of Denial of Application to Participate in the Program."

8.   Language added.

9.   Please see Paragraph 1 of Instruction to Item 13 which provides in pertinent part "... information is not deemed material where the matter to be acted upon is... the authorization of preferred stock for issuance for cash in an amount constituting fair value." We believe this is dispositive of the disclosure issue. Moreover, we have no idea the amount of TARP proceeds we may be allocated, if any, and, therefore, we believe any disclosure of proforma numbers would be misleading. Finally, we are seeking a general authorization of preferred shares and may or may not issue securities to the Treasury. We note that few of the proxy statements that have gone through your department that are similar to ours contain proforma information (likely for the reasons indicated above).

In connection with responding to your comments, we acknowledge that:

o   The filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

o   Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o   The filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CC: Via E-mail, David Lyon

Martin E. Plourd
EVP/Chief Operating Officer